UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Stellantis N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N82405 106

(CUSIP Number)

Scott Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

January 17, 2024

(Date of Event Which Requires Filing of This Statement)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N82405 106

1	Name of Reporting Persons Exor N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 449,410,092[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 449,410,092
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 449,410,092
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%[2]
14	Type of Reporting Person (See Instructions) HC, CO

1

In addition to the common shares indicated above, Exor N.V. (“Exor”) beneficially owns 449,410,092 class A special voting shares with a nominal value of €0.01 each (the “class A special voting shares”). Each class A special voting share is entitled to one vote; as a result, an additional voting right is attributed to each associated common share. The class A special voting shares have de minimis economic entitlements, in compliance with Dutch law. The class A special voting shares are transferrable only in very limited circumstances together with the associated common shares.

2

This percentage does not take into account voting rights attributable to the Issuer’s (as defined below) loyalty voting structure. Exor has voting power of approximately 25.9%, calculated as the ratio of (i) the total number of common shares and class A special voting shares beneficially owned by Exor to (ii) the aggregate number of outstanding common shares and outstanding special voting shares.

ITEM 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed by Exor N.V., a Dutch public limited liability company (naamloze vennootschap) (“Exor”), to amend the Schedule 13D filed by Exor S.p.A., a società per azioni organized under the laws of the Republic of Italy, as predecessor in interest to Exor, with the Securities and Exchange Commission (“SEC”) on October 22, 2014 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 22, 2014 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on December 15, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the SEC on February 3, 2021 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed with the SEC on April 15, 2021 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, “Schedule 13D”), and relates to the common shares, par value €0.01 per share, of Stellantis N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”), the principal executive office of which is located at Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D, as amended. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

This Amendment No. 5 is being filed to amend Item 2 and Item 5 as follows.

ITEM 2.	Identity and Background.

Item 2 is hereby amended and partially restated by replacing the first paragraph with the following:

(a)-(c) This Schedule 13D is filed by Exor N.V. (“Exor” or the “Reporting Person”), a Dutch public limited liability company (naamloze vennootschap) and successor to Exor S.p.A. by virtue of a cross-border merger of Exor S.p.A. with and into Exor. Exor is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A attached hereto.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and partially restated by replacing paragraphs (a) through (c) with the following:

(a) Rows (11) and (13) of the cover page to this Amendment No. 5 are incorporated by reference herein.

(b) Rows (7) through (10) of the cover page to this Amendment No. 5 are hereby incorporated by reference herein.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of the Issuer:

•	Mr. John Elkann owns 1,047,609 common shares of record;

•	Mr. Niccolò Camerana owns 5,499 common shares of record; and

•	Mr. Alessandro Nasi owns 3,750 common shares of record.

The persons listed in Schedule A hereto and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Neither the Reporting Person nor any persons listed in Schedule A have effected any transactions with respect to common shares of the Issuer during the past 60 days.

(d) There are no changes to the information set out in paragraph (d) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

(e) There are no changes to the information set out in paragraph (e) of Item 5 of the Original 13D, as amended, and such information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

Exor N.V.

By:	/s/ Guido de Boer
Name: Guido de Boer
Title: Authorized Signatory

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands.

Name and Position with Exor	Principal Employment, Employer and Business Address	Citizenship

John Elkann Chief Executive Officer

Chairman Stellantis N.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands;

Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Ernesto Lugaro 15, 10126 Turin, Italy;

Chairman Fondazione Giovanni Agnelli;

Member of the Board of Directors Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Institut Mérieux, 17, rue Bourgelat, 69002 Lyon, France.

Italian citizen

Nitin Nohria Chairman and Senior Non- Executive Director

Distinguished Service University Professor at Harvard Business School, Boston, MA 02163, USA;

Chairman Thrive Capital, NYC, New York, USA;

Director Anheuser-Busch InBev, Grand Place 1, 1000 Brussels, Belgium;

Member Board of Trustees Bridgespan Group, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA;

Chairman Rakuten Medical, 11080 Roselle Street, San Diego, CA 92121, USA;

Director Massachusetts General Brigham, Boston, USA.

US citizen

Melissa Bethell Non-Executive Director

Senior Advisor Atairos, 17 Duke of York Street, London SW1Y 6LB, UK;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK;

Non-Executive Director Diageo Plc, 16 Great Marlborough Street London W1F 7HS, UK;

Chair Ocean Outdoor, an Atairos investee company, 25 Argyll Street, London W1F 7TU, UK.

British citizen

Marc Bolland Non-Executive Director

Chairman Europe Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director, The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Vice-President Unicef UK, 1 Westfield Avenue, London E20 1HZ, UK;

Deputy Chairman of the Trustee Board of the Royal Collection Trust, York House, St. James’s Palace, London, England, SW1A 1BQ, UK;

Chairman of the Royal Collection Enterprises, York House, St. James’s Palace, London, SW1A 1BQ, UK.

Dutch citizen

Tiberto Brandolini d’Adda Non-Executive Director	Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.	Italian citizen

Laurence Debroux Non-Executive Director

Member of the Board of Directors Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark;

Non-Executive Director Kite Insights, The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK;

Member of the Supervisory Board of Randstad N.V., Diemermere 25, 1112 TC Diemen, the Netherlands.

French citizen

Sandra Dembeck Non-Executive Director	Chief Financial Officer of Zalando SE, Valeska-Gert-Straße 5, 10243 Berlin, Germany.	German citizen

Axel Dumas Non-Executive Director	Chief Executive Officer Hermès International, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen

Ginevra Elkann Non-Executive Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier, 261, Boulevard Raspail—75014 Paris, France;

Member of the Board of Trustees American Academy in Rome, Via Angelo Masina 5, 00153 Rome, Italy;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China;

Director Christian Louboutin SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France.

Italian citizen

Alessandro Nasi Non-Executive Director

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Chairman Iveco Defence Vehicles S.p.A., Via Alessandro Volta, 6-39100 Bolzano, Italy;

Chairman Astra Veicoli Industriali S.p.A., Via Caorsana 79, 29122 Piacenza, Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Director Iveco Group N.V., Via Puglia n. 35, Turin, Italy;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Board member Istituto Italiano di Tecnologia, via Morego 30, 16163 Genoa, Italy;

Member of the Strategic Advisory Board of 3 Boomerang Capital, 382 Greenwich Avenue—Suite One, Greenwich, CT 06830, USA;

Director GVS S.p.A., Via Roma, 50, 40069 Zona Industriale BO, Italy.

Italian citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. (“G.A.”) is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and, as of the date of this Schedule 13D, is in control of Exor. The main business objective of G.A. is to preserve unity and continuity of the Agnelli family’s controlling equity interest in Exor. The address of G.A.’s principal business and principal office is Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, the Netherlands.

Name and Position with G.A.	Principal Employment, Employer and Business Address	Citizenship
Jeroen Preller Chairman and Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Andrea Agnelli Board Member

Executive Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy;

Vice-Chairman European Super League Company, S.L., c/ José Ortega y Gasset, 29, 5th floor, 28006 Madrid, Spain;

Statutory Director Preun BV, Prinsengracht 757, 1017 JZ Amsterdam, the Netherlands;

Vice President Royal Park I Roveri, Rotta Cerbiatta 24, 10070 Fiano (TO), Italy.

Italian citizen

John Brouwer Board Member	Of Counsel at Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands; Judge at the Tax Chamber of the Court of North Holland, the Netherlands.	Dutch citizen

Niccolò Camerana Board Member	Principal at Stellantis Ventures B.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands; Board member Scorpio Tankers, Inc. 99, Boulevard du Jardin Exotique, MC 98000, Monaco.	Italian citizen

Benedetto Della Chiesa Board Member	Private entrepreneur; Board Member and Vice-President of investment vehicle Argo 3, promoted by Ulixes Capital Partners S.r.l., Via di Torre Argentina 21, 00186 Roma, Italy.	Italian citizen

Luca Ferrero de Gubernatis Ventimiglia Board Member	Self-employed.	Italian citizen

Alexandre von Furstenberg Board Member	Chief Investment Officer of Ranger Global Advisors, LLC, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US citizen

Filippo Scognamiglio Board Member	Managing Director & Partner Boston Consulting Group, 10 Hudson Yards, New York, NY 10001, USA; Board member of The Boston Consulting Group, Inc., Boston, USA.	US citizen